                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3

                          The Sports Club Company, Inc.

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                    84917P10

                                 (CUSIP Number)

                            Lois Barberio, Secretary
                          The Sports Club Company, Inc.
                     11100 Santa Monica Boulevard, Suite 300
                              Los Angeles, CA 90025
                                 (310) 479-5200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 19, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Filing Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       1


(1)  Name of Filing Person
                      S.S. or I.R.S. Identification No. of Above Person

                      Rex A. Licklider

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
            (A) /X/
            (B) / /

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

       PF.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e)
                / /

(6)  Citizenship or Place of Organization

       U.S.

                               (7)      Sole Voting Power
                                        76,667

Number of Shares               (8)      Shared Voting Power
Beneficially Owned                      2,641,529
by Each Reporting
Person With                    (9)      Sole Dispositive Power
                                        76,667

                               (10)     Shared Dispositive Power
                                        2,641,529

(11) Aggregate Amount Beneficially Owned by Each Filing Person 2,718,196

(12) Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
Instructions)       / /

(13) Percent of Class Represented by Amount in Row (11)
     14.76%(1)

(14) Type of Filing Person (See Instructions)
     IN
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                                       2



--------
(1) Based on 18,418,714 shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding as reported in the Company's Form 10-Q filed November 12, 2003.


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                                       3


(1)  Name of Filing Person
        S.S. or I.R.S. Identification No. of Above Person

        Judith Ann Deemer

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                (A) /X/
                (B) / /

(3) SEC Use Only

(4)  Source of Funds (See Instructions)

        PF.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                    / /

(6)  Citizenship or Place of Organization
        U.S.

                               (7)      Sole Voting Power
                                        0

Number of Shares               (8)      Shared Voting Power
Beneficially Owned                      2,641,529
by Each Reporting
Person With                    (9)      Sole Dispositive Power
                                        0

                               (10)     Shared Dispositive Power
                                        2,641,529

(11) Aggregate Amount Beneficially Owned by Each Filing Person
        2,718,196

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13) Percent of Class Represented by Amount in Row (11)
        14.76%(1)

(14) Type of Filing Person (See Instructions)
        IN
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                                       4


--------
(1) Based on 18,418,714 shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding as reported in the Company's Form 10-Q filed November 12, 2003.

(1)  Name of Filing Person
        S.S. or I.R.S. Identification No. of Above Person

        The Licklider Living Trust dated May 2, 1986

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                (A) /X/
                (B) / /

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

        PF.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                    / /

(6)  Citizenship or Place of Organization

        U.S.

                               (7)      Sole Voting Power
                                        0

Number of Shares               (8)      Shared Voting Power
Beneficially Owned                      2,641,529
by Each Reporting
Person With                    (9)      Sole Dispositive Power
                                        0

                               (10)     Shared Dispositive Power
                                        2,641,529

(11) Aggregate Amount Beneficially Owned by Each Filing Person
        2,718,196

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13) Percent of Class Represented by Amount in Row (11)
        14.76%

(14) Type of Filing Person (See Instructions)
        IN

--------
(1) Based on 18,418,714 shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding as reported in the Company's Form 10-Q filed November 12, 2003.


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                                       7


     The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 5, 1994, as amended to date, is hereby further amended as follows.

Item 1. Security and Issuer

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11100 Santa Monica Blvd., Suite 300, Los Angeles, California 90025.

Item 2. Identity and Background

     (a) This Statement is being filed by Rex A. Licklider, Judith Ann Deemer ("Mrs. Licklider"), and The Licklider Living Trust dated May 2, 1986 (the "Living Trust") (collectively the "Filing Persons").

     (b) The Filing Persons' business address is 11100 Santa Monica Blvd., Suite 300, Los Angeles, California 90025.

     (c) Mr. Licklider currently serves as Co-Chief Executive Officer of The Sports Club Company, Inc., at its principal executive offices. Ms. Deemer is the spouse of Mr. Licklider and together they serve as co-trustees of the Living Trust, a trust for the benefit of Mr. and Mrs. Licklider. Under the Living Trust, each of Mr. Licklider and Mrs. Licklider has equal authority to vote or dispose of all shares held by the Living Trust.

     (d) The Filing Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Filing Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. and Mrs. Licklider are citizens of the United States of America; the Living Trust is organized under the laws of the State of California.


Item 3. Source and Amount of Funds or Other Consideration

     The following information amends and supplements Item 3.

     The Filing Persons purchased 12,000 shares on April 8, 2003 for cash in the amount of $2.75 per share.
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                                       8



     Between April of 2003 and January 2004, the Filing Persons were issued the following shares as compensation for their guarantee of certain loans to the
Issuer:

        Date                      Number of Shares
        ---------                 ------------------
        April 25, 2003                  54,653
        November 3, 2003                16,355
        January 29, 2004                28,509

     Mr. Licklider was granted a stock option on May 20, 2001 to purchase 115,000 shares, of which 76,667 shares will be exercisable within sixty days.

     All cash purchases were made with personal funds of the Filing Persons.


Item 4. Purpose of Transaction

     The following information amends and supplements Item 4.

     On March 31, 2003, Mr. Licklider executed a term sheet and on April 9, 2003, Mr. Licklider entered into an amended and restated term sheet (the "Term Sheet") with Millennium Partners LLC and its affiliates ("Millennium"), Palisade Concentrated Equity Partnership, L.P. ("Palisade"), D. Michael Talla ("Talla") and Kayne Anderson Capital Advisors L.P. ("Kayne," and, together with Millennium, Talla and Palisade, the "Other Parties"). Mr. Licklider and the Other Parties are referred to herein as the "Term Sheet Parties." Millennium, Talla and Kayne are significant beneficial owners of the Issuer's Common Stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act. The Term Sheet sets forth a non-binding preliminary plan for the Term Sheet Parties to consummate a "going private transaction" whereby Palisade, Mr. Licklider and Millennium would fund the acquisition of all of the Issuer's outstanding Common Stock, other than Common Stock held by the Term Sheet Parties and certain other specified stockholders.

     The Term Sheet Parties have abandoned the "going private transaction" contemplated by the Term Sheet.

     The Filing Persons have agreed to make an investment in the Issuer in accordance with the terms set forth in a non-binding Term Sheet (the "New Term Sheet") agreed to with Millennium Entertainment Partners, L.P., or affiliate(s) ("Millennium") and Kayne Anderson Capital Advisors, L.P. or affiliate(s) ("Kayne"). Millennium and Kayne are referred to herein as the "13D Parties." The Filing Persons and the 13D Parties are referred to herein as the "New Term Sheet Parties." Millennium and Kayne are significant beneficial owners of the Issuer's Common Stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act. The New Term Sheet sets forth a non-binding plan for the New Term Sheet Parties to consummate a transaction whereby the New Term Sheet Parties will purchase an aggregate of 65,000 shares of series D convertible preferred stock (the "Series D Preferred") of the Issuer at $100 per share. The Filing Persons will purchase an aggregate of 10,000 shares of the Series D Preferred, convertible into 500,000 shares of Issuer's Common Stock. The New Term Sheet also sets forth certain rights and obligations of the New Term Sheet Parties with respect to the Issuer following the consummation of the transactions contemplated by the New Term Sheet, including provisions concerning voting, as well as protective provisions. The transactions contemplated by the New Term Sheet are subject to a number of significant conditions precedent as set forth in the New Term Sheet. The Issuer is not bound by the provisions of the New Term Sheet, which previously formed a Special Committee of its Board of Directors to investigate various strategic alternatives for the Issuer, including the possibility of a "going private" transaction and exploring alternatives to any such proposed "going private" transaction. As a result of the New Term Sheet, the Filing Persons are deemed to have formed a "group" with the 13D Parties for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder. Accordingly, each of the Filing Persons may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock beneficially owned by the 13D Parties as reported on their respective Schedule 13D or Schedule 13G.

     Except as set forth in this Item 4, the Filing Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer

     (a) As of the date of this Amendment No. 3 to Schedule 13D, the Filing Persons beneficially own 2,718,196 shares, or 14.76% of the Common Stock.

     (b) 2,641,519 shares of the Common Stock of the Issuer are held in the name of the Living Trust. Mr. and Mrs. Licklider serve as co-trustees of the Living Trust and thus have equal authority to vote or dispose of shares. The Filing Persons therefore have shared voting and dispositive power over all shares held by the Living Trust. 76,667 shares are subject to stock options granted to Mr. Licklider.

     (c) See Item 3.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The following information amends and restates Item 6.

     In connection with the Issuer's renewal and extension of its $15,000,000 credit facility with Comerica Bank - California ("Comerica") in July 2001, the Filing Persons guaranteed up to $5,000,000 of any amounts drawn under the facility. Pursuant to an Indemnification and Contribution Agreement dated as of July 3, 2001, by and among the Issuer, the Filing Persons and the other guarantors with respect to the facility, the Issuer agreed to pay to the Filing Persons in consideration of their provision of such guaranty: (i) a commitment fee equal to 1% of their pro rata portion (33.33%) of its maximum permitted borrowing under the facility, and (ii) a usage fee equal to 2% of their pro rata portion of the average annual outstanding advances under the facility, which fees may be paid by the Issuer in cash or Common Stock. On April 25, 2003, the Issuer issued 54,653 shares of Common Stock to the Filing Persons in payment of the commitment fee due at that time; and on November 3, 2003, 16,355 additional shares were issued to the Filing Persons in payment of the commitment fees.

     On June 12, 2003, the Issuer replaced its credit facility with Comerica with a new $20.0 million promissory note payable to Orange County's Credit Union. The note is guaranteed by the Filing Persons and D. Michael Talla. Pursuant to an Indemnification and Guaranty Agreement dated as of December 1, 2003, by and among the Issuer, Irvine Sports Club, Inc. (a wholly owned subsidiary of Issuer), the Filing Persons and D. Michael Talla with respect to the note, the Issuer agreed to pay the Filing Persons in consideration of their provision of such guaranty a fee equal to three percent (3%) of their pro rata portion of the average outstanding principal balance of the loan for each defined three-month period. Such fees may be paid by the Issuer in cash or Common Stock. On January 29, 2004, the Issuer issued 28,509 shares of Common Stock to the Filing Persons in payment of the guaranty fee due September 30, 2003.

     Other than the Indemnification and Contribution Agreement, the Indemnity and Guaranty Agreement, the Preferred Stock Purchase Agreement and the Investors' Rights Agreement entered into in connection with a prior purchase of the Issuers Series C Convertible Preferred Stock and the Letter Agreement joined by Mr. Licklider in connection with the purchase by Millennium of the Issuer's Common Stock, the Filing Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.


Item 7. Material to Be Filed as Exhibits

Exhibit A Agreement regarding the Joint Filing of Schedule 13D.*

Exhibit B Indemnification and Contribution  Agreement entered into as of July 3,
     2001 by and among The Sports Club Company, Inc., Rex A. Licklider, D. Michael Talla and MDP Ventures II LLC, incorporated herein by reference to
     Exhibit 2 to the Issuer's Current Report on Form 8-K filed with the Commission on July 17, 2001.

Exhibit C Certificate of Designation of Series C Convertible  Preferred Stock of
     The Sports Club Company, Inc., incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.

Exhibit D Preferred  Stock  Purchase  Agreement  entered into as of September 6,
     2002 by and among The Sports Club Company,  Inc.,  MDP Ventures II LLC, Rex
     A. Licklider as Trustee of the Licklider Living Trust and D. Michael Talla, Trustee of the Talla Family Irrevocable Trust, incorporated herein by reference to Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.
___________________
*       Previously filed

Exhibit E Investors' Rights Agreement entered into as of September 6, 2002 by and among The Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider as Trustee of the Licklider Living Trust, and D. Michael Talla, Trustee of the Talla Family Irrevocable Trust., incorporated herein by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.

Exhibit F Indemnity and Guaranty Agreement entered into as of December 1, 2003 by and among The Sports Club Company, Inc., and Irvine Sports Club, Inc. for the benefit of Rex A. Licklider and D. Michael Talla.

Exhibit G Letter Agreement between Millennium  Entertainment Partners, L.P., and
     The Sports Club Company, Inc. joined in by D. Michael Talla and Rex A. Licklider, dated as of March 13, 1997, incorporated herein by reference to
     Exhibit 10.92 to the Issuer's Annual Report on Form 10-K filed with the Commission on March 31, 1997.



SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  February 27, 2004            /s/ Rex A. Licklider
                                    ------------------------------------
                                         Rex A. Licklider


Dated:  February 27, 2004           /s/ Judith Ann Deemer
                                    ------------------------------------
                                        Judith Ann Deemer


Dated:  February 27, 2004           /s/ Rex A. Licklider
                                    ------------------------------------
                                        Licklider Living Trust
                                        By:  Rex A. Licklider

                                                                      EXHIBIT F
                             INDEMNITY AND GUARANTY


     THIS  INDEMNITY  AND  GUARANTY  is made and  entered  into  this 1st day of
December,  2003,  by THE SPORTS  CLUB  COMPANY,  INC.,  a  Delaware  corporation
("Guarantor") and IRVINE SPORTS CLUB, INC., a California corporation ("Borrower") for the benefit of REX A. LICKLIDER and D. MICHAEL TALLA as their interests may appear (the "Beneficiaries").


                                    RECITALS


     A. Borrower borrowed the sum of Twenty Million Dollars ($20,000,000) from Orange County's Credit Union ("Lender") in a borrowing (the "Loan") secured by real and personal property of Borrower and personal property of Guarantor, pursuant to the terms of which, among other things, Beneficiaries guaranteed performance of all obligations of Borrower to Lender as described in Section 2 of the Beneficiaries' Guaranty in favor of Lender ("Beneficiaries' Guaranty") a copy of which is attached hereto as Exhibit A (the "Guaranteed Obligations").

     B. As a condition to the making of the Loan, Lender required that Beneficiaries personally guarantee performance of all obligations of Borrower to Lender undertaken in connection with the Loan.

     C. Guarantor is the parent corporation of Borrower, owning one hundred percent (100%) of the equity securities of Borrower.

     D. The proceeds of the Loan were for the direct benefit of Guarantor.

     E. As a condition to giving the Beneficiaries' Guaranty, Beneficiaries required this Indemnity and Guaranty. Prior to delivery by Beneficiaries of the Beneficiaries' Guaranty, Guarantor agreed to give this Indemnity and Guaranty.


                             INDEMNITY AND GUARANTY


     NOW, THEREFORE, as an inducement to Beneficiaries to make the Beneficiaries' Guaranty in favor of Lender and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, Guarantor and Borrower agree as follows:

                                   ARTICLE I
                   NATURE AND SCOPE OF INDEMNITY AND GUARANTY



     Section 1.1 Guaranty of Obligations. Guarantor hereby absolutely and unconditionally guarantees to Beneficiaries the prompt and unconditional payment and full and prompt performance when due by Borrower of the Guaranteed Obligations. It is expressly understood and agreed that this is an unconditional guaranty and that the obligations of Guarantor hereunder are and shall be absolute and irrevocable under any and all circumstances, without regard to the validity, regularity or enforceability of the Beneficiaries' Guaranty.

     Section 1.2 Nature of Guaranty. This Guaranty is an irrevocable, absolute guarantee of payment and, to the extent of the Guaranteed Obligations, of performance, and is not merely a guarantee of collection. This Guaranty may not be revoked by Guarantor and shall continue to be effective with respect to any Guaranteed Obligations of Borrower arising or created after any attempted revocation by Guarantor. The fact that at any time or from time to time the Guaranteed Obligations of Borrower may be increased or reduced shall not release or discharge the obligation of Guarantor to Beneficiaries with respect to the Guaranteed Obligations of Borrower. This Guaranty may be enforced by Beneficiaries or either of them. This Guaranty is an unsecured obligation of Guarantor.

     Section 1.3 Indemnification. Guarantor hereby indemnifies and agrees to defend and save Beneficiaries (and each of them) safe and harmless from and against any liability, loss, cost, damage or expense, including, without limitation, attorneys' fees and costs of litigation, arising in any way from or under the Beneficiaries' Guaranty. Obligations of Guarantor hereunder shall be in addition to and not in lieu of Guarantor's obligations under other provisions of this Indemnity and Guaranty.

     Section 1.4 Payment by Guarantor. Upon any claim being made by Lender under or by reason of the Beneficiaries' Guaranty against any Beneficiary, such Beneficiary or Beneficiaries may, at his or their option, proceed directly and at once, without notice, against Guarantor to collect and recover the full amount of the liability hereunder or any portion thereof, without proceeding against Borrower or any other person.

     Section 1.5 Guaranteed Obligations of Borrower Not Reduced by Offset. The Guaranteed Obligations and the liabilities and obligations of Guarantor to Beneficiaries hereunder shall not be reduced, discharged or released because or by reason of any existing or future offset, claim or defense of Borrower, or any other party, against Lender, any Beneficiary, or against payment of the Guaranteed Obligations, whether such offset, claim or defense arises in connection with the Guaranteed Obligations of Borrower (or the transactions creating the Guaranteed Obligations of Borrower) or otherwise; provided, however, that Beneficiaries shall be entitled only to amounts for which Beneficiaries are liable from time to time under Beneficiaries' Guaranty.



     Section 1.6 Payment of Expenses. Guarantor agrees that, with or without notice or demand, Guarantor will reimburse Beneficiaries for all expenses (including counsel fees) incurred by Beneficiaries in connection with the collection of the Guaranteed Obligations or any portion thereof or with the enforcement of this Indemnity and Guaranty.

                                   ARTICLE II
                               BENEFICIARIES' FEES



     Section 2.1 Fees. In consideration of each Beneficiary executing the Beneficiaries' Guaranty in connection with the Loan, Guarantor shall pay to each Beneficiary a fee (the "Guaranty Fee") equal to three percent (3%) of such Beneficiaries' pro rata portion of the average outstanding principal balance of the Loan for each Loan Period (as hereinafter defined), or partial Loan Period, during which the Loan is in effect. The Guaranty Fee shall be payable to each Guarantor within thirty (30) days of the end of each Loan Period until the earlier of (i) the Lender's release of the Beneficiaries under the Beneficiaries' Guaranty (the "Beneficiaries' Release"), and (ii) the date (A) the Borrower's obligations under the Loan are terminated and (B) all amounts borrowed by the Borrower under the Loan (including accrued interest) have been repaid (such date being referred to as the "Loan Termination"). If the Beneficiaries' Release or Loan Termination occurs at any time prior to the last date of a Loan Period, the Fees for such partial Loan Period shall be paid not more than thirty (30) days after the applicable event. Each three-month period ending on September 30, December 31, March 31 and June 30, commencing with the period ending on September 30, 2003 is referred to herein as a "Loan Period," it being understood that the first Loan Period is, in fact, one hundred eight (108) days. The pro rata portion for each Beneficiary shall mean fifty percent (50%) of the total amount in question.

     Section 2.2 Payment. At the Guarantor's option, the Fees may be paid in cash, restricted shares of the Guarantor's Common Stock, $.01 par value (the "Common Stock"), or a combination thereof. The Guarantor shall accrue the Fees for each Loan Period during which any portion of the Loan is outstanding. If the Guarantor elects to pay, in whole or in part, in Common Stock, within thirty
(30) days  following  the end of each Loan Period  during  which the Loan is (or was) outstanding, the Guarantor shall calculate, and shall notify Beneficiaries, of that number of shares of Common Stock issuable to each Beneficiary in respect of the Fees payable to such Beneficiary for such Loan Period (the "Fee Shares"). In the event Guarantor elects to pay any portion of the fees in Common Stock, to the extent the federal and state income tax payable by either Beneficiary attributable to such payment exceeds any cash paid by Guarantor (the "Tax
Deficiency"), either Beneficiary or both Beneficiaries may require such Tax Deficiency (as adjusted for the reduction in the number of shares of Common Stock) to be paid in cash in lieu of Common Stock. For purposes of calculating such Tax Deficiency, Beneficiaries shall be presumed to pay taxes at the maximum marginal rates and to give effect to a deduction for state income taxes. Such election by Beneficiaries shall be made by notice given to Guarantor within ten
(10) days following Guarantor's notice of its election to Beneficiaries. All payments of cash, or delivery of Common Stock, shall be made within fifteen (15) days following Beneficiaries' notice, or, if Beneficiary does not give such a notice, within twenty (20) days following Guarantor's notice, or if Guarantor does not give such a notice, within thirty (30) days following the end of such Loan Period. For purposes of calculating the number of Fee Shares issuable to each Beneficiary in respect of his portion of the Fees, the value of the Common Stock shall be the average closing price for the most recent thirty (30) calendar days prior to the end of the appropriate Loan Period as reported on the American Stock Exchange. The Fee Shares will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or under state securities (or Blue Sky) laws, but will be issued to each Guarantor in reliance on the non-public offering exemptions under Section 4(2) of the Securities

Act and Regulation D promulgated thereunder. As a condition to the issuance of the Fee Shares for any Loan Period, each Beneficiary shall execute and deliver to Guarantor an investment representation agreement. In calculating the number of Fee Shares issuable to each Beneficiary, fractional shares will be disregarded, and the number of such Shares will be rounded down to the next lowest whole number. The Guarantor shall ensure the availability of a sufficient number of shares of Common Stock to enable it to fulfill its obligations under this Agreement.



                                  ARTICLE III
                                OTHER AGREEMENTS



     Section 3.1 Deferment of Rights. Any indebtedness of Guarantor to Borrower now or hereafter existing, whether in connection with the Loan or otherwise (the "Subordinated Obligations"), shall be, and such indebtedness is, hereby deferred, postponed and subordinated to the prior payment in full of all amounts owed hereunder until payment in full of the Loan; provided, however, that payment may be made if such payment is applied to payment of the Loan. Borrower agrees not to accept any payment or satisfaction of any kind of indebtedness of Guarantor to Borrower unless such indebtedness is applied to payment of the Loan. Borrower shall not be entitled to enforce or receive payment of any Subordinated Obligations until all of the Loan obligations have been paid and performed in full, unless payment of such indebtedness is applied to payment of the Loan, and any such sums received in violation of this Indemnity and Guaranty shall be received by Borrower in trust for Beneficiaries.

     Section 3.2 Events and Circumstances Not Reducing or Discharging Guarantor's Obligations. Guarantor hereby consents and agrees to each of the following and agrees that Guarantor's obligations under this Indemnity and Guaranty shall not be released, diminished, impaired or adversely affected by any of the following, and waives any common law, equitable, statutory or other rights (including, without limitation, rights to notice) which Guarantor might otherwise have as a result of or in connection with any of the following:

     (a) Modifications. Any modification of all or any part of the Guaranteed Obligations or any document, instrument, contract or understanding between Borrower and Lender, or any other parties, pertaining to the Guaranteed Obligations or any failure of Beneficiaries to notify Guarantor of any such action.

     (b) Adjustment. Any adjustment, indulgence, forbearance or compromise that might be granted or given by Lender to Borrower or Guarantor.

     (c) Condition of Borrower or Guarantor. The insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution or lack of power of Borrower, Guarantor or any other party at any time liable for the payment of all or part of the Guaranteed Obligations, or any dissolution of Borrower or Guarantor, or any sale, lease or transfer of any or all of the assets of Borrower or Guarantor, or any changes in the shareholders of Borrower or Guarantor, or any reorganization of Borrower or Guarantor. Guarantor hereby assumes full responsibility for due diligence, as well as for keeping informed of all matters which may affect

Borrower's ability to pay and perform its obligations to Lender. Except for any fiduciary duties Beneficiaries may have by reason of their positions as officers or directors, Beneficiaries have no duty to disclose to Guarantor any information which they or either of them may have or may receive about Borrower's financial condition or business operations, the condition or uses of Borrower's assets, or any other circumstances bearing on Borrower's ability to perform.

     (d) Invalidity of Guaranteed Obligations of Borrower. The invalidity, illegality or unenforceability of all or any part of the Guaranteed Obligations, or any document or agreement executed in connection with the Guaranteed Obligations, for any reason whatsoever, including, without limitation, any of the following: (a) the Guaranteed Obligations, or any part thereof, exceed the amount permitted by law, (b) the act of creating the Guaranteed Obligations or any part thereof is ultra vires, (c) the officers or representatives executing Loan documents or otherwise creating the Guaranteed Obligations acted in excess of their authority, (d) the Guaranteed Obligations violate applicable usury laws, (e) Borrower has valid defenses, claims or offsets (whether at law, in equity or by agreement) which render the Guaranteed Obligations wholly or partially uncollectible, (f) the creation, performance or repayment of the Guaranteed Obligations (or the execution, delivery and performance of any document or instrument representing part of the Guaranteed Obligations or executed in connection with the Guaranteed Obligations, or given to secure the repayment of the Guaranteed Obligations) is illegal, uncollectible or unenforceable, or (g) any of the Loan documents are irregular or not genuine or authentic, it being agreed that Guarantor shall remain liable hereon regardless of whether Borrower or any other person be found not liable on the Guaranteed Obligations or any part thereof for any reason; provided, however, that Beneficiaries shall be entitled only to amounts for which Beneficiaries are liable from time to time under Beneficiaries' Guaranty.

     (e) Release of Collateral. Any release, surrender, exchange, subordination, deterioration, waste, loss or impairment (including, without limitation, negligent, willful, unreasonable or unjustifiable impairment) of any collateral, property or security, at any time existing in connection with, or assuring or securing payment of, all or any part of the Guaranteed Obligations.


     (f) Unenforceability. The fact that any collateral, security, security interest or lien contemplated or intended to be given, created or granted as security for the repayment of the Guaranteed Obligations, or any part thereof, shall not be properly perfected or created, or shall prove to be unenforceable or subordinate to any other security interest or lien, it being recognized and agreed by Guarantor that Guarantor is not entering into this Indemnity and Guaranty in reliance on, or in contemplation of the benefits of, the validity, enforceability, collectibility or value of any of the security or collateral for the Guaranteed Obligations.

     (g) Other Actions Taken or Omitted. Any other action taken or omitted to be taken with respect to the Loan, the Guaranteed Obligations, or the security or collateral therefor, whether or not such action or omission prejudices Guarantor or increases the likelihood that Borrower will be unable to pay the Guaranteed Obligations pursuant to the terms thereof.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES



     To induce Beneficiaries to enter into the Beneficiaries' Guaranty, Borrower and Guarantor represent and warrant to Beneficiaries as follows:

     Section 4.1 Legality. The execution, delivery and performance by Borrower and Guarantor of this Indemnity and Guaranty and the consummation of the transactions contemplated hereunder do not, and will not, contravene or conflict with any law, statute or regulation whatsoever to which either Borrower or Guarantor is subject or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or result in the breach of, any indenture, mortgage, deed of trust, charge, lien, or any contract, agreement or other instrument to which either Borrower or Guarantor is a party or which may be applicable to either of them. This Indemnity and Guaranty is a legal and binding obligation of, respectively, Borrower and Guarantor and is enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors' rights and by general principals of equity.

     Section 4.2 Litigation. Except as otherwise disclosed to Beneficiaries, there are no proceedings pending or, so far as Borrower or Guarantor know, threatened before any court or administrative agency which, if decided adversely to Borrower or Guarantor, would materially adversely affect the financial condition of Borrower or Guarantor or the authority of either of them to enter into, or the validity or enforceability of, this Indemnity and Guaranty.

                                    ARTICLE V
                                     WAIVERS



     Section 5.1 Waivers.

     (a) Guarantor hereby waives notice of the acceptance hereof, presentment, demand for payment, protest, notice of protest, or any and all notice of nonpayment, nonperformance or nonobservance, or other proof, or notice or demand, whereby to charge Guarantor therefor.

     (b) Guarantor further agrees that the validity of this Indemnity and Guaranty and the obligations of Guarantor hereunder shall in no way be terminated, affected or impaired (a) by reason of the assertion by Lender of any rights or remedies which it may have under or with respect to the Loan documents, or (b) by reason of any failure to file or record any instruments or to take or perfect any security intended to be provided thereby, or (c) by reason of the release or exchange of any property constituting security or collateral for the Loan, or (d) by reason of Lender's failure to exercise, or delay in exercising, any such right or remedy or any right or remedy Lender may have, or (e) by reason of the commencement of a case under the Bankruptcy Code by or against any person obligated under the Loan documents, or (f) by reason of any payment made on or by reason of the Loan, whether made by Borrower or Guarantor or any other person, which is required to be refunded pursuant to any bankruptcy or insolvency law; it being understood that no payment so refunded shall have the effect of reducing the liability of Guarantor hereunder. It is further understood that Guarantor shall remain liable hereunder if Borrower shall have taken advantage of, or be subject to the protection of, any provision in the Bankruptcy Code, the effect of which is to prevent or delay Lender from taking any remedial action against Borrower, including the exercise of any option Lender has to declare the Loan due and payable.

     (c) Guarantor hereby waives: (i) all statutes of limitations as a defense to any action or proceeding brought against Guarantor by Beneficiaries, to the fullest extent permitted by law; (ii) any right Guarantor may have to require Beneficiaries to proceed against Borrower, proceed against or exhaust any security for the Loan provided to Lender by Borrower or any other person (including Guarantor), or pursue any other remedy in Beneficiaries' power to pursue; (iii) any defense based on any claim that Guarantor's obligations exceed or are more burdensome than those of Borrower; (iv) any defense based on (A) any legal disability of Borrower, (B) any release, discharge, modification, impairment or limitation of the liability of Borrower to Lender from any cause, whether consented to by Lender or arising by operation of law or from any bankruptcy or other voluntary or involuntary proceeding, in or out of court, for the adjustment of debtor-creditor relationships (an "Insolvency Proceeding"), and (C) any rejection or disaffirmance of the Loan, or any part of it, or any security held for it, in any such Insolvency Proceeding; (v) any defense based on any action taken or omitted by Lender in any Insolvency Proceeding involving Borrower, including any election to have Lender's claim allowed as being secured, partially secured or unsecured, any extension of credit by Lender to Borrower in any Insolvency Proceeding, and the taking and holding by Lender of any security for any such extension of credit; (vi) all presentments, demands for performance, notices of nonperformance, protests, notices of protest, notices of dishonor, notices of acceptance of this Indemnity and Guaranty and of the existence, creation, or incurring of new or additional indebtedness, and demands and notices of every kind except for any demand or notice by Lender to Guarantor expressly provided for herein; (vii) any defense based on or arising out of any defense that Borrower may have to the payment or performance of the Debt and other Loan obligations or any part of them; and (viii) any defense based on or arising out of any action of Lender described herein.

     (d) Waivers of subrogation and other rights and defenses.

          (i) Regardless of whether Guarantor may have made any payments to Beneficiaries, Guarantor hereby waives (A) all rights of subrogation, indemnification, contribution and any other rights to collect reimbursement from Borrower or any other party for any sums paid to Beneficiaries, whether contractual or arising by operation of law (including the Bankruptcy Code or any successor or similar statute) or otherwise, (B) all rights to enforce any remedy that Beneficiaries may have against Borrower, and (C) all rights to participate in any security now or later to be held by Lender for the Loan. The foregoing waivers shall be effective until the Loan obligations have been paid and performed in full, or Beneficiaries are otherwise absolved of any further obligations under Beneficiaries' Guaranty.

          (ii) Guarantor understands and acknowledges that if Lender forecloses judicially or nonjudicially against any real property security for the Loan, that foreclosure could impair or destroy any ability that Beneficiaries or Guarantor may have to seek reimbursement, contribution or indemnification from Borrower or others based on any right Guarantor or Beneficiaries may have of subrogation, reimbursement, contribution or indemnification for any amounts paid by Guarantor under this Guaranty. Guarantor further understands and acknowledges that in the absence of this Section, such potential impairment or destruction of Guarantor's rights, if any, may entitle Guarantor to assert a defense to this Indemnity and Guaranty based on Section 580d of the California Code of Civil Procedure. By executing this Indemnity and Guaranty, Guarantor freely, irrevocably and unconditionally (A) waives and relinquishes that defense and agrees that Guarantor will be fully liable under this Indemnity and Guaranty even though Lender may foreclose judicially or nonjudicially against any real property security for the Loan, (B) agrees that Guarantor will not assert that defense in any action or proceeding which Beneficiaries may commence to enforce this Indemnity and Guaranty, (C) acknowledges and agrees that the rights and defenses waived by Guarantor under this Indemnity and Guaranty include any right or defense that Guarantor may have or be entitled to assert based upon or arising out of any one or more of Sections 580a, 580b, 580d or 726 of the California Code of Civil Procedure or Sections 2787, 2848, 2855 and 2856 of the California Civil Code, and (D) acknowledges and agrees that Beneficiaries are relying on this waiver in guaranteeing the Loan, and that this waiver is a material part of the consideration which Beneficiaries are receiving for guaranteeing the Loan.

          (iii) As provided in Civil Code Section 2856, Guarantor makes the following waivers of specific rights afforded under California law:

               "The Guarantor waives all rights and defenses that the Guarantor may have because the debtor's debt is secured by real property. This means, among other things:

               (1) The creditor may collect from the Guarantor without first foreclosing on any real or personal property collateral pledged by the debtor.

               (2) If the creditor forecloses on any real property collateral pledged by the debtor:

                    (A) The amount of the debt may be reduced  only by the price for which that collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price.

                    (B) The creditor may collect from the Guarantor  even if the creditor, by foreclosing on the real property collateral, has destroyed any right the Guarantor may have to collect from the debtor.

          This is an unconditional and irrevocable wavier of any rights and defenses the Guarantor may have because the debtor's debt is secured by real property. These rights and defenses include, but are not limited to, any rights or defenses based on Section 580a, 580b, 580d, or 726 of the Code of Civil Procedure."

     (iv) In addition, Guarantor waives all rights and defenses arising out of an election of remedies by Lender, even though that election of remedies, such as a nonjudicial foreclosure with respect to security for a guaranteed obligation, has destroyed Guarantor's rights of subrogation and reimbursement against Borrower by the operation of Section 580d of the California Code of Civil Procedure or otherwise.

     (A) Guarantor hereby waives any right or defense it may have at law or equity, including California Code of Civil Procedure Section 580a, to a fair market value hearing or action to determine a deficiency judgment after a foreclosure.

     (B) No provision or waiver in this Indemnity and Guaranty shall be construed as limiting the generality of any other provision or waiver contained in this Indemnity and Guaranty. It is the intention of the parties that Guarantor shall not be deemed to be a "creditor" or "creditors" (as defined in Section 101 of the Bankruptcy Code) of Borrower by reason of the existence of this Indemnity and Guaranty. If Borrower becomes a debtor in any proceeding under the Bankruptcy Code, Guarantor hereby waives any such right as a "creditor" under the Bankruptcy Code.

                                   ARTICLE VI
                                  MISCELLANEOUS



     Section 6.1 No Waiver. No failure to exercise, and no delay in exercising, on the part of Beneficiaries, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right. The rights of Beneficiaries hereunder shall be in addition to all other rights provided by law. No modification or waiver of any provision of this Indemnity and Guaranty, nor consent to departure therefrom, shall be effective unless in writing, and no such consent or waiver shall extend beyond the particular case and purpose involved. No notice or demand given in any case shall constitute a waiver of the right to take other action in the same, similar or other instances without such notice or demand.

     Section 6.2 Applicable Law. This Indemnity and Guaranty shall be deemed to be a contract entered into pursuant to the laws of the State of California and shall in all respects be governed, construed, applied and enforced in accordance with applicable federal law and the laws of such state, without reference to or giving effect to any choice of law doctrine.

     Section 6.3 Notices. All acceptances, approvals, consents, demands, notices, requests, waivers and other communications required or permitted to be given under this Indemnity and Guaranty must be in writing and (a) delivered personally by a process server providing a sworn declaration evidencing the date of service, the individual served, and the address where the service was made;
(b) sent by certified mail, return receipt requested; or (c) delivered by a nationally recognized overnight delivery service that provides evidence of the date of delivery, with all charges prepaid (for next morning delivery if sent by overnight delivery service), addressed to the appropriate party at its address listed below:

                    If to Beneficiaries:    Rex A. Licklider
                                            c/o The Sports Club Company, Inc.
                                            11100 Santa Monica Boulevard
                                            Suite 300
                                            Los Angeles, California 90025


                                            D. Michael Talla
                                            c/o The Sports Club Company, Inc.
                                            11100 Santa Monica Boulevard
                                            Suite 300
                                            Los Angeles, California 90025

                                            With a copy to:

                                            R. Joseph De Briyn, Esq.
                                            Musick, Peeler & Garrett LLP
                                            624 South Grand Avenue
                                            Suite 2000
                                            Los Angeles, California 90017

                    If to Guarantor:        The Sports Club Company, Inc.
                                            11100 Santa Monica Boulevard
                                            Suite 300
                                            Los Angeles, California 90025
                                            Attention:  Chief Financial Officer

                                            With a copy to:

                                            Ronald K. Fujikawa, Esq.
                                            Greenberg Glusker Fields Claman
                                            Machtinger & Kinsella LLP
                                            1900 Avenue of the Stars
                                            Suite 2100
                                            Los Angeles, California 90067

                  If to Borrower:           Irvine Sports Club, Inc.
                                            11100 Santa Monica Boulevard
                                            Suite 300
                                            Los Angeles, California 90025
                                            Attention:  Chief Financial Officer

                                            With a copy to:

                                            Ronald K. Fujikawa, Esq.
                                            Greenberg Glusker Fields Claman
                                              Machtinger & Kinsella LLP
                                            1900 Avenue of the Stars
                                            Suite 2100
                                            Los Angeles, California 90067

     Section 6.4 Entire Agreement. All prior understandings, representations and agreements with respect to this Indemnity and Guaranty are merged into this Indemnity and Guaranty which alone fully and completely expresses the agreement of the parties.

     Section 6.5 No Oral Amendment. This Indemnity and Guaranty may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of any party hereto, but only by an agreement in writing signed by the party against whom enforcement of any modification, amendment, waiver, extension, change, discharge or termination is sought.

     Section 6.6 Successors and Assigns. Each reference herein to "Beneficiaries" shall be deemed to include their respective successors and assigns, to whose favor the provisions of this Indemnity and Guaranty shall also inure. Each reference herein to "Guarantor" shall be deemed to include the successors and assigns of Guarantor, all of whom shall be bound by the provisions of this Indemnity and Guaranty. The term "Guarantor" shall also include any new successor entity formed as a result of any merger, reorganization, sale or transfer of Guarantor or any interest in Guarantor, and Guarantor and its constituents shall not thereby be released from any obligation or liability hereunder. The term "Borrower" as used herein shall include any new or successor entity formed as a result of any merger, reorganization, sale or transfer of Borrower or any interest in Borrower.

     Section 6.7 Headings. The article, section and subsection headings are for convenience of reference only and shall in no way affect the interpretation of this Indemnity and Guaranty.

     IN WITNESS WHEREOF, Guarantor has executed this Indemnity and Guaranty as of the date first above set forth.



                                     GUARANTOR:

                                     THE SPORTS CLUB COMPANY, INC.


                                     By:   /s/ Timothy O'Brien
                                         --------------------------------------
                                         Name: Timothy M. O'Brien
                                         Its:  Chief Financial Officer


                                     By:   /s/ Lois J. Barberio
                                          -------------------------------------
                                          Name: Lois J. Barberio
                                          Its:  Secretary


                                     BORROWER:


                                     IRVINE SPORTS CLUB, INC.


                                      By:  /s/ Timothy O'Brien
                                          -------------------------------------
                                          Name: Timothy M. O'Brien
                                          Its:  Chief Financial Officer


                                      By: /s/ Lois J. Barberio
                                         --------------------------------------
                                         Name:  Lois J. Barberio
                                         Its:   Secretary